UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Flotek Industries, Inc.

File No. 001-13270 - CF#37324

        Flotek Industries, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 4, 2019.

        Based on representations by Flotek Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 2.1   through December 31, 2024

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                 Vanessa A. Countryman
                                 Acting Secretary